Exhibit 99.2

ICECURE MEDICAL LTD.
CAESAREA, ISRAEL

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 19, 2026

This proxy statement (the “Proxy Statement”) is being solicited by our board of directors (the “Board of Directors”) of IceCure Medical Ltd. (the “Company”) for use at the Company’s Special General Meeting of Shareholders (the “Meeting”) to be held on Thursday, November 19, 2026 at 10:00 a.m. Israel time, or at any adjournment or postponement thereof, by means of remote communication, at the following link:

https://teams.microsoft.com/meet/3138977086474252?p=WVY3YEXnhMMHHC4JXa

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, no par value, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this Proxy Statement, the Ordinary Shares represented thereby will be voted in favor of the proposal described in this Proxy Statement.

Quorum and Adjournment

Two or more shareholders present, in person or by proxy, holding in the aggregate not less than 25% of the outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until November 19, 2026 at 11:30 a.m. Israel time (the “Adjourned Meeting”). If a quorum is not present at the adjourned meeting within half an hour of this time, any number of shareholders present in person or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Required Vote and Voting Procedures

Pursuant to the Companies Law, Proposal No. 1 described hereinafter, requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares, amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposal (a “Simple Majority”).

It is noted that there may be changes on the agenda after publishing this Proxy Statement. Therefore, the most updated agenda will be furnished to the U.S. Securities and Exchange Commission (the “SEC”) on a Report of Foreign Private Issuer on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov.

In accordance with Section 66(b) of the Companies Law and regulations promulgated thereunder, any shareholder of the Company holding at least 1% of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting (and in case of a proposed additional agenda item for nominating or removal of a director, at least 5% of the outstanding voting rights of the Company), to Mr. Meir Peleg, at 7 Ha’Eshel St., Caesarea, 3079504, Israel, or via e-mail: meirp@icecure-medical.com, no later than November 9, 2026.

Broker Non-Votes

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding ordinary shares for a beneficial owner attends the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold Ordinary Shares of the Company in “street name” for clients (as described below) typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. Because the sole proposal to be considered at the Meeting is not a routine matter, it is important for a shareholder that holds Ordinary Shares of the Company through a bank or broker to instruct its bank or broker how to vote its Ordinary Shares of the Company, if the shareholder wants its Ordinary Shares of the Company to count for the sole proposal.

One shareholder or more holding Ordinary Shares which represent 5% or more of the Company’s voting rights (299,917 Ordinary Shares as of November 1, 2026), and whoever holds 5% of the Company’s voting rights without taking into consideration the shares that are held by the Company’s controlling shareholder (248,506 Ordinary Shares) is entitled to examine the Proxy Statement and voting materials in the Company’s office after the Meeting is held.

There may be changes on the agenda after publishing the Proxy Statement and there may be additional Position Statements which could be published. Therefore, the most updated agenda will be furnished to the SEC on a Report of Foreign Private Issuer on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov.

PROPOSAL 1

TO APPROVE ONE OR MORE POTENTIAL REVERSE SHARE SPLITS OF THE COMPANY’S ISSUED AND OUTSTANDING ORDINARY SHARES, AT A RATIO OR RATIOS TO BE DETERMINED BY THE BOARD IN ITS DISCRETION, WITH EACH REVERSE SHARE SPLIT TO BE EFFECTED AT A RATIO OF NOT LESS THAN 5-FOR-1 AND THE CUMULATIVE RATIO OF ALL SUCH REVERSE SHARE SPLITS NOT TO EXCEED 40-FOR-1, AT ANY TIME OR FROM TIME TO TIME WITHIN 24 MONTHS FOLLOWING THE DATE OF THE MEETING

The Company believes it is in the best interests of both the Company and its shareholders to secure shareholder approval for one or more potential reverse share splits to provide the Board with flexibility to maintain compliance with Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share.

On November 1, 2026, the Board approved, subject to the approval of the special general meeting of the Company’s shareholders, a framework for one or more potential future adjustments of the Company’s share capital at an individual or cumulative ratio of not less than 5-for-1 and not more than 40-for-1, with respect to the Company’s issued and outstanding Ordinary Shares, such that every five (5) to up to forty (40) Ordinary Shares shall be converted into one (1) Ordinary Share (the “Exchange Ratio”), and/or any Ordinary Shares issuable pursuant to exercise or conversion of outstanding options, restricted share units and/or warrants issued by the Company, to be effected, if effected, at the discretion of, at such ratio or ratios within the approved range and in one or more increments and on such date or dates, as may be determined by the Board, within 24 months following the date of the Meeting (the “Reverse Split”). For the avoidance of doubt, the Board may effect more than one Reverse Split during such 24-month period without obtaining further shareholder approval, provided that the cumulative ratio of all Reverse Splits effected pursuant to this authorization does not exceed 40-for-1 and each Reverse Split complies with applicable law and Nasdaq Rules.

The Board believes that it is appropriate and in the best interests of the Company to approve the Reverse Split. Furthermore, the Board believes that the Reverse Split will help to support the continued listing of the Company’s Ordinary Shares on Nasdaq. Maintaining the Company’s listing on Nasdaq is a priority for the Company in order for it to have a platform for financing in the public capital markets while providing for liquidity for the Company’s shareholders. In addition, the Board believes that a reverse share split is advisable in order to make the Company’s Ordinary Shares more attractive to a broader range of investors.

The Board believes it is in the Company’s best interest that the Company can preserve the option to proceed with the Reverse Split in the future, and that it has flexibility and ability to navigate compliance requirements effectively if it is ultimately necessary.

If the Reverse Split is approved, then the Board will have the authority, at its own discretion, to determine whether to effect one or more Reverse Splits, and to determine the ratio and effective date of each such Reverse Split, subject to the cumulative maximum ratio of 40-for-1 and applicable Nasdaq Rules. Following such determination by the Board, the Company will issue a press release announcing the effective date and the ratio of the applicable Reverse Split.

The Board believes that approval of a proposal providing the Board with this generalized grant of authority with respect to setting the Reverse Split ratio, rather than mere approval of a pre-defined reverse share split, will give the Board the flexibility to set the ratio in accordance with then current market conditions, the trading price of the Ordinary Shares, applicable Nasdaq requirements and other relevant factors, and therefore allow the Board to act in the best interests of the Company and its shareholders.

The implementation of any Reverse Split will result in the reduction of the number of the issued and outstanding Ordinary Shares in accordance with the applicable Exchange Ratio, such that upon implementation of each Reverse Split, the number of issued and outstanding Ordinary Shares will be reduced proportionately based on the ratio determined by the Board, provided that the cumulative ratio of all Reverse Splits effected pursuant to this authorization shall not exceed 40-for-1. The implementation of any Reverse Split will not reduce the authorized share capital of the Company under its amended and restated articles of association (the “Articles”), which, as of the date hereof, consists of 2,500,000,000 Ordinary Shares. Accordingly, following any Reverse Split, the Company will continue to maintain a large number of authorized but unissued Ordinary Shares available for future issuance, which may be used for financing transactions, equity compensation, acquisitions or other corporate purposes, subject to applicable law and Nasdaq requirements. However, future issuances of Ordinary Shares may result in dilution to existing shareholders.

In addition, if the Reverse Split is effected, the exercise price and the number of Ordinary Shares underlying outstanding options and/or warrants, and the number of restricted share units, restricted share will be proportionately adjusted pursuant to the terms of the respective securities. Furthermore, upon completion of the Reverse Split, the number of Ordinary Shares available for issuance under the IceCure Medical Ltd. 2024 Employee Equity Incentive Plan shall be appropriately adjusted.

The Reverse Split, if effected, will be effected simultaneously for all of the Company’s securities, and the exchange ratio will be the same for all securities. The Reverse Split will affect all the Company’s shareholders uniformly and will not affect any shareholder’s percentage ownership interests in the Company, relative voting rights or other rights. Ordinary Shares resulting from the Reverse Split will remain fully paid and non-assessable.

No fractional shares will be issued as a result of the Reverse Split. In accordance with our Articles, all fractional shares will be rounded to the nearest whole Ordinary Share, such that only shareholders holding fractional consolidated shares of more than half of the number of shares which consolidation constitutes one whole share, shall be entitled to receive one consolidated share.

Upon the implementation of the Reverse Split, the Company intends to treat shares held by shareholders through a bank, broker, custodian, or other nominee in the same manner as registered shareholders whose shares are registered in their names. Banks, brokers, custodians, or other nominees will be instructed to effect the Reverse Split for their beneficial holders holding the Company’s Ordinary Shares in street name. However, these banks, brokers, custodians, or other nominees may have different procedures than registered shareholders for processing the Reverse Split. Shareholders who hold the Company’s Ordinary Shares with a bank, broker, custodian or other nominee and who have any queries in this regard are encouraged to contact their banks, brokers, custodians or other nominees.

While the Board believes that the potential advantages of a Reverse Split outweigh any actual or potential disadvantages, if the Company does effect a Reverse Split there can be no assurance that (i) the Company’s Ordinary Shares will trade at a price in proportion to the decrease in the number of outstanding shares resulting from the Reverse Split; (ii) the liquidity of the Company’s Ordinary Shares will not be adversely affected by the reduced number of shares that would be outstanding and available for trading after the Reverse Split; (iii) engaging in a Reverse Split will not be perceived in a negative manner by investors, analysts or other stock market participants; or (iv) the Reverse Split will not result in some shareholders owning “odd-lots” of fewer than 100 Ordinary Shares, potentially resulting in higher brokerage commissions and other transaction costs than the commissions and costs of transactions in “round-lots” of even multiples of 100 shares.

THE U.S. AND ISRAELI TAX CONSEQUENCES OF THE REVERSE SPLIT MAY DEPEND UPON THE PARTICULAR CIRCUMSTANCES OF EACH SHAREHOLDER. ACCORDINGLY, EACH SHAREHOLDER IS ADVISED TO CONSULT THE SHAREHOLDER’S TAX ADVISOR WITH RESPECT TO ALL OF THE POTENTIAL TAX CONSEQUENCES TO THE SHAREHOLDER OF THE REVERSE SPLIT

The Board believes that the Reverse Split is appropriate and in the best interest of the Company’s shareholders.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve one or more potential reverse share splits of the company’s issued and outstanding ordinary shares, at a ratio or ratios to be determined by the board in its discretion, with each reverse share split to be effected at a ratio of not less than 5-for-1 and the cumulative ratio of all such reverse share splits not to exceed 40-for-1, at any time or from time to time within 24 months following the date of the meeting, as set forth in the Proxy Statement”.

The approval of this Proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board unanimously recommends that the shareholders vote FOR the above proposal.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF THE PROPOSAL DESCRIBED IN THIS PROXY STATEMENT.

Proxies and all other applicable materials should be sent to:

VStock Transfer, LLC
18 Lafayette Place
Woodmere, New York 11598
United States

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than described in this proxy statement. If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with the SEC. All documents which the Company will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Special General Meeting of Shareholders and the proxy statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED NOVEMBER 2, 2026. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN NOVEMBER 2, 2026, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board
IceCure Medical Ltd.
Ron Mayron, Chairman of the Board of Directors